Exhibit 4.3

AMENDMENT TO THE OMNIBUS EQUITY INCENTIVE PLAN

This Amendment (the “Amendment”) to the Omnibus Equity Incentive Plan approved by a majority of the shareholders on July 27, 2017, (the “Omnibus Plan”) is made as of the 11th day of May, 2018 (the “Amendment Date”) by resolution of the Board of Directors of Maxar Technologies Ltd. (f/k/a MacDonald, Dettwiler and Associates Ltd.), a corporation organized under the laws of the province of British Columbia.  Except as set forth in this Amendment, capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Omnibus Plan.

1.   Amendment to the Omnibus Plan.  Effective as of the Amendment Date, the Omnibus Plan is hereby amended as follows:

a.   The name of the Omnibus Plan shall be the “Maxar Technologies Ltd. Omnibus Equity Incentive Plan” and all referenced to MacDonald, Dettwiler and Associates Ltd. shall be changed to Maxar Technologies Ltd.

All references to MacDonald, Dettwiler and Associates Ltd. shall be changed to Maxar Technologies Ltd.

b.   Section 5 (b) of the Omnibus Plan is hereby replaced in its entirety by the following:

“(b)            Subject to Section 13 of the Plan and subsections (c) through (g) below, the following limitations apply to the grant of Awards: (i) no more than 1,875,000 Common Shares may be reserved for issuance from treasury (or, for purposes of any national securities exchange requirement applicable to the Plan or for purposes of Section 162(m) Awards, including for the purpose of the issuance of Common Shares upon the exercise of Incentive Stock Options, reserved for issuance from any source available for delivery of Common Shares under the Plan) and delivered in the aggregate pursuant to Awards granted under the Plan, including for the issuance of Common Shares upon the exercise of Incentive Stock Options; and (ii) for each fiscal year of the Company, a Covered Employee may not be granted Awards intended to be Section 162(m) Awards (A) to the extent such Award is based on a number of Common Shares (other than such an Award designated to be paid only in cash) relating to more than 750,000 Common Shares, subject to adjustment in a manner consistent with any adjustment made pursuant to Section 5(d), and (B) to the extent such Award is designated to be paid only in cash, having a value determined on the date of grant in excess of U.S. $7,500,000.”

2.   No Other Amendment.  Except as expressly set forth in this Amendment, the Omnibus Plan shall remain unchanged and shall continue in full force and effect according to its terms.

3.   Governing Law.  The Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia, without regard to principles of conflicts of laws thereof, or principles of conflicts of laws of any other jurisdiction which could cause the application of the laws of any jurisdiction other than the Province of British Columbia.

This Amendment to the Omnibus Plan was adopted by the Board of Directors on March 21, 2018 and by the shareholders, as to the increase in shares available for issuance under the Omnibus Plan, on May 11, 2018.

/s/ Michelle Kley
Michelle Kley
Senior Vice President, General Counsel and Corporate Secretary